UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 24)*

                              Public Storage, Inc.
                                (Name of Issuer)

                          Common Stock, $.10 par value
                         (Title of Class of Securities)

                                   74460D 10 9
                                 (CUSIP Number)

            David Goldberg, 701 Western Avenue, Suite 200, Glendale,
                  California 91201-2397, 818/244-8080, ext. 529
            ---------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 1, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP No. 74460D 10 9

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
         B. Wayne Hughes

2    Check the Appropriate Box if a Member of a Group*
         a. [ ]
         b. [x]

3    SEC Use Only

4    Source of Funds*
         PF, OO

5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
         [ ]

6    Citizenship or Place of Organization
         United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

         7    Sole Voting Power
                  20,646,824 (see footnote 1 below)

         8    Shared Voting Power
                  0

         9    Sole Dispositive Power
                  20,646,824 (see footnote 1 below)

         10   Shared Dispositive Power
                  0

11   Aggregate Amount Beneficially Owned by Each Reporting Person
         20,646,824 (see footnote 1 below)

12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
         [ ]

13   Percent of Class Represented by Amount in Row (11)
         16.59% (see footnote 1 below)

14   Type of Reporting Person*
         IN

(1) Includes shares held indirectly including shares held in Issuer's 401(k) Plan as of December 31, 2001. Does not include a total of 915,314 shares owned by Public Storage Properties IV, Ltd. and Public Storage Properties V, Ltd. Issuer and Mr. Hughes are general partners of these limited partnerships. Issuer has voting and investment power with respect to the shares owned by these limited partnerships. Percentage of class based on number of shares outstanding at September 30, 2002 assuming conversion of Class B Common Stock on January 1, 2003.

                                  SCHEDULE 13D
CUSIP No. 74460D 10 9

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
         B. Wayne Hughes, Jr.

2    Check the Appropriate Box if a Member of a Group*
         a. [ ]
         b. [x]

3    SEC Use Only

4    Source of Funds*
         PF, BK, OO

5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
         [ ]

6    Citizenship or Place of Organization
         United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

         7    Sole Voting Power
                  4,382,665 (see footnote 1 below)

         8    Shared Voting Power
                  11,348 (see footnote 2 below)

         9    Sole Dispositive Power
                  4,382,665 (see footnote 1 below)

         10   Shared Dispositive Power
                  11,348 (see footnote 2 below)

11   Aggregate Amount Beneficially Owned by Each Reporting Person
         4,394,013 (see footnotes 1 and 2)

12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
         [ ]

13   Percent of Class Represented by Amount in Row (11)
         3.53%

14   Type of Reporting Person*
         IN

(1) Includes share held indirectly including shares held on Issuer's 401(k) Plan as of December 31, 2001. Includes 3,204,758 shares of Class B Common Stock of Issuer which are convertible into shares on a share-for-share basis on January 1, 2003. Percentage of class based on number of shares outstanding at September 30, 2002 assuming conversion of Class B Common Stock on January 1, 2003.

(2) Includes 11,348 shares held of record jointly by Mr. Hughes, Jr. and Tamara Hughes Gustavson.

                                  SCHEDULE 13D
CUSIP No. 74460D 10 9

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
         Tamara Hughes Gustavson (formerly Tamara L. Hughes)

2    Check the Appropriate Box if a Member of a Group*
         a. [ ]
         b. [x]

3    SEC Use Only

4    Source of Funds*
         PF, OO

5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
         [ ]

6    Citizenship or Place of Organization
         United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

         7    Sole Voting Power
                  21,229,502 (see footnote 1 below)

         8    Shared Voting Power
                  11,348 (see footnote 2 below)

         9    Sole Dispositive Power
                  21,229,502 (see footnote 1 below)

         10   Shared Dispositive Power
                  11,348 (see footnote 2 below)

11   Aggregate Amount Beneficially Owned by Each Reporting Person
         21,240,850 (see footnotes 1 and 2)

12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
         [ ]

13   Percent of Class Represented by Amount in Row (11)
         17.07%

14   Type of Reporting Person*
         IN

(1) Includes shares held indirectly including shares held in Issuer's 401(k) Plan as of December 31, 3001. Includes 3,795,242 shares of Class B Common Stock of Issuer which are convertible into shares on a share-for-share basis on January 1, 2003. Percentage of class based on number of shares outstanding at September 30, 2002 assuming conversion of the Class B Common Stock on January 1, 2003.

(2) Includes 11,348 shares held of record jointly by Mr. Hughes, Jr. and Ms. Hughes.

This Amendment No. 24 to Statement on Schedule 13D (the "Amended and Restated Statement") amends and restates the Statement on Schedule 13D dated March 3,1989, as amended by Amendment No. 1 dated September 7, 1989, Amendment No. 2 dated March 27, 1990, Amendment No. 3 dated November 1, 1990, Amendment No. 4 dated January 2, 1991, Amendment No. 5 dated November 4, 1991, Amendment No. 6 dated January 14, 1992, Amendment No. 7 dated December 28, 1992, Amendment No. 8 dated August 6, 1993, Amendment No. 9 dated September 27, 1993, Amendment No. 10 dated December 28, 1993, Amendment No. 11 dated April 4, 1994, Amendment No. 12 dated September 30, 1994, Amendment No. 13 dated November 11, 1994, Amendment No. 14 dated January 23, 1995, Amendment No. 15 dated February 28, 1995, Amendment No. 16 dated June 30, 1995, Amendment No. 17 dated November 16, 1995, Amendment No. 18 dated March 26, 1996, Amendment No. 19 dated September 16, 1996, Amendment No. 20 dated December 23, 1996, Amendment No. 21 dated April 11, 1997, Amendment No. 22 dated July 7, 1997 and Amendment No. 23 dated December 31, 2001.

Item 1.  Security and Issuer

The class of securities to which this Statement on Schedule 13D relates is the common stock, par value $.10 per share (the "Shares"), of Public Storage, Inc., a California corporation formerly known as Storage Equities, Inc. (the "Issuer"). The address of the principal executive office of the Issuer is 701 Western Avenue, Suite 200, Glendale, California 91201-2397.

Item 2.  Identity and Background

This Amendment No. 24 to Statement on Schedule 13D is being filed by B. Wayne Hughes, B. Wayne Hughes, Jr. and Tamara Hughes Gustavson (collectively, the "Reporting Persons") pursuant to an Amended Joint Filing Agreement which was previously filed.

On November 16, 1995, Public Storage Management, Inc. ("PSMI") was merged with and into the Issuer (the "PSMI Merger") pursuant to an Agreement and Plan of Reorganization dated as of June 30, 1995 and an Amendment to Agreement and Plan of Reorganization dated as of November 13, 1995, each among the Issuer, Public Storage, Inc. ("Old PSI") and PSMI (collectively, the "Agreement and Plan of Reorganization"). Prior to the Restructuring (described below) and the PSMI Merger, (i) PSI Holdings, Inc. ("PSH") was the sole shareholder of Old PSI and Old PSI was the sole shareholder of PSIC and PSMI and (ii) substantially all of the stock of PSH was held by Mr. Hughes, as trustee of the B.W. Hughes Living Trust, Ms. Hughes, an adult daughter of Mr. Hughes and Mr. Hughes, Jr., an adult son of Mr. Hughes (collectively, the "Hughes Family"). Prior to the PSMI Merger,
(i) PSIC was distributed, in a spin-off intended to qualify as tax-free under
Section 355 of the Internal Revenue Code, to the Hughes Family and (ii) Old PSI was merged with and into PSH, which was followed by the merger of PSH with and into PSMI (collectively, the "Restructuring"). At the time of the PSMI Merger, substantially all of the stock of PSMI was held by the Hughes Family as follows:
46.6% by B. Wayne Hughes, as trustee of the B.W. Hughes Living Trust, 46.5% by Ms. Hughes and 6.7% by Mr. Hughes, Jr. As a result of the Restructuring and the PSMI Merger, Old PSI, PSH and PSMI ceased to exist. In connection with the PSMI Merger, the Issuer changed its name from Storage Equities, Inc. to Public Storage, Inc. In connection with the PSMI Merger, the Issuer transferred the merchandise business acquired in the PSMI Merger to PS Orangeco, Inc. in exchange for non-voting preferred stock of PS Orangeco, Inc. (representing approximately 95% of the equity) and the voting common stock of PS Orangeco, Inc. (representing approximately 5% of the equity) was acquired by the Hughes Family.

Mr. Hughes, a United States citizen, is the Chairman of the Board and Chief Executive Officer of the Issuer. His business address is 701 Western Avenue, Suite 200, Glendale, California 91201-2397. Mr. Hughes is the father of B. Wayne Hughes, Jr. and Tamara Hughes Gustavson.

Mr. Hughes, Jr., a United States citizen, is a Vice President-Acquisitions of the Issuer and is also the president of a firm that manufactures and distributes sweets. His business address is 701 Western Avenue, Suite 200, Glendale, California 91201-2397.

Ms. Hughes, a United States citizen, is a Vice President-Administration of the Issuer. Her business address is 701 Western Avenue, Suite 200, Glendale, California 91201-2397.

Because of the relationship among the Reporting Persons, such Reporting Persons may be deemed a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934. However, each of the Reporting Persons disclaims that he or she constitutes such a group. In addition, except as otherwise disclosed herein, each Reporting Person claims beneficial ownership only of those Shares set out following his or her name under Item 5 hereof and disclaims beneficial ownership of any Shares covered by this Amended and Restated Statement owned by any other Reporting Person. The filing of this Amended and Restated Statement shall not be deemed an admission that the Reporting Persons constitute such a group or that a Reporting Person is a beneficial owner of Shares owned by any other Reporting Person.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Compensation

In the PSMI Merger, the Issuer acquired a significant amount of real estate related assets and as a result of the PSMI Merger, the Issuer became self-advised and self-managed. The aggregate consideration paid by the Issuer in the PSMI Merger to the shareholders of PSMI consisted of (i) the issuance on November 16, 1995 (the effective date of the PSMI Merger) of 30,000,000 Shares of the Issuer (subject to post-closing adjustment) having a market value of $16.088 per share based on the average closing price of the Issuer's common stock on the New York Stock Exchange for the 30 consecutive trading days ending on June 29, 1995, the day prior to the date the Agreement and Plan of Reorganization was executed, and $17.75 per share based on the closing price of the Issuer's common stock on the New York Stock Exchange on November 16, 1995, the effective date of the PSMI Merger, (ii) the issuance on January 22, 1996 of an additional 5,861,723 Shares of the Issuer issued as post- closing adjustments (in respect of 6,412,210 Shares of the Issuer that were owned by PSMI at the effective time of the PSMI Merger which were cancelled in the PSMI Merger and reissued to the Hughes Family as a post-closing adjustment, offset by a reduction in the total number of Shares issuable in the PSMI Merger resulting from a further post- closing adjustment), (iii) the issuance on January 2, 1996 of 7,000,000 shares of Class B Common Stock of the Issuer and (iv) assumption of $68 million of PSMI debt and consolidated property debt of $4.7 million. Substantially all of the consideration paid in the PSMI Merger was paid to the Hughes Family. For a detailed description of the PSMI Merger, see the Issuer's definitive proxy statement dated October 11, 1995.

As of November 1, 2002, Mr. Hughes owned a total of 20,646,824 Shares. These Shares were acquired (or deemed to be acquired) as follows: (i) 17,676 Shares were acquired as follows: (a) 550,293 Shares were acquired for an approximate aggregate purchase price (including commissions) of $7,653,114, which funds were obtained from Mr. Hughes' personal funds, and (b) on November 14, 1995, B. Wayne Hughes, Trustee for B.W. Hughes Living Trust sold 532,617 of these Shares to PSMI for an aggregate price of $9,453,952, (ii)(a) pursuant to a merger of Public Storage Properties VIII, Inc. ("PSP8") into the Issuer (the "PSP8 Merger") which was effective September 30, 1994, B. Wayne Hughes, Trustee for B.W. Hughes Living Trust acquired 206,892 Shares of the Issuer in exchange for the surrender of 144,781 shares of PSP8 common stock series A (the terms of the PSP8 Merger are set forth in the Agreement and Plan of Reorganization between PSP8 and the Issuer dated as of April 14, 1994 and the related Agreement of Merger, which were filed with the Issuer's Registration Statement on Form S-4 (File No. 33-54557)) and (b) on March 26, 1997, B. Wayne Hughes, Trustee for B.W. Hughes Living Trust transferred these Shares to a third party as a gift,
(iii) 156,100 Shares were acquired by B. Wayne Hughes, Trustee for B.W. Hughes Living Trust from Harkham Industries, Inc. (DBA Jonathan Martin, Inc.), a corporation wholly owned by Uri P. Harkham, a director of the Issuer, on November 30, 1994 in a privately negotiated transaction for an aggregate price of $2,107,350, with funds obtained from Mr. Hughes' personal funds, and on November 14, 1995, B.Wayne Hughes, Trustee for B.W. Hughes Living Trust sold these 156,100 Shares to PSMI for an aggregate price of $2,770,775, (iv) 27,400 of these Shares were originally acquired in a custodial account for the benefit of Mr. Hughes' minor child for an approximate aggregate purchase price (including commissions) of $248,612 using funds contributed by Mr. Hughes, and these Shares were subsequently transferred from that custodial account to Parker Hughes Trust No.1 and then to custodial accounts for the benefit of children of Mr. Hughes, Jr. and Ms. Hughes (such shares no longer deemed to be beneficially owned by Mr. Hughes), (v) (a) pursuant to a merger of Public Storage Properties VI, Inc.("PSP6") into the Issuer (the "PSP6 Merger") which was effective

February 28, 1995, B. Wayne Hughes, Trustee for B.W. Hughes Living Trust acquired a total of 250,351 Shares of the Issuer in exchange for the surrender of 145,215 shares of PSP6 common stock series A (the terms of the PSP6 Merger are set forth in the Agreement and Plan of Reorganization between PSP6 and the Issuer dated as of September 26, 1994 and the related Agreement of Merger, which were filed with the Issuer's Registration Statement on Form S-4 (File No. 33-56925)), (b) on May 11, 1995, B. Wayne Hughes, Trustee for B.W. Hughes Living Trust transferred 93,023 of these Shares to a third party as a gift and (c) on November 27, 1995, B. Wayne Hughes, Trustee for B.W. Hughes Living Trust transferred 157,328 of these Shares to a third party as a gift, (vi) pursuant to the PSP6 Merger, Parker Hughes Trust No. 1 acquired 2,069 Shares of the Issuer in exchange for the surrender of 1,200 shares of PSP6 common stock series A,
(vii) 142,917 Shares were acquired by B. Wayne Hughes, Trustee for B.W. Hughes Living Trust from B. Wayne Hughes, Jr. on February 28, 1995 in a privately negotiated transaction for an aggregate price of $2,038,000 consisting of the cancellation of $2,038,000 of debt of B. Wayne Hughes, Jr. to B. Wayne Hughes,
(viii) 16,399 Shares were acquired as follows: (a) pursuant to a merger of Public Storage Properties VII, Inc. ("PSP7") into the Issuer (the "PSP7 Merger") which was effective June 30, 1995, B. Wayne Hughes, Trustee for B.W. Hughes Living Trust acquired 248,889 Shares of the Issuer in exchange for the surrender of 215,488 shares of PSP7 common stock series A (the terms of the PSP7 Merger are set forth in the Agreement and Plan of Reorganization between PSP7 and the Issuer dated as of February 2, 1995 and the related Agreement of Merger, which were filed with the Issuer's Registration Statement on Form S-4 (File No. 33-58893)), (b) on September 6, 1995, B. Wayne Hughes, Trustee for B.W. Hughes Living Trust transferred 96,000 of these Shares to a third party as a gift, (c) on November 1, 1995, B. Wayne Hughes, Trustee for B.W. Hughes Living Trust transferred 65,754 of these Shares to a third party as a gift, (d) on November 14, 1995, B. Wayne Hughes, Trustee for B.W. Hughes Living Trust contributed 10,259 of these Shares to PS Orangeco, Inc. in exchange for one-third of PS Orangeco, Inc.'s voting common stock, (e) on June 18, 1996, B. Wayne Hughes, Trustee for B.W. Hughes Living Trust transferred 50,000 of these Shares to a third party as a gift and (f) on March 26, 1997, B. Wayne Hughes, Trustee for B.W. Hughes Living Trust transferred 10,477 of these Shares to a third party as a gift, (ix) pursuant to the PSMI Merger, B. Wayne Hughes, Trustee for B.W. Hughes Living Trust was issued 16,089,553 Shares on November 16, 1995, which Shares were subject to certain post-closing adjustments, (x) as post-closing adjustments to the Shares issued pursuant to the PSMI Merger, B. Wayne Hughes, Trustee for B.W. Hughes Living Trust was issued 2,744,889 Shares on January 22, 1996 in respect of Shares that were owned by PSMI at the effective time of the PSMI Merger and cancelled in the PSMI Merger and reissued as a post-closing adjustment, offset by a reduction in the total number of Shares issuable in the PSMI Merger resulting from a further post-closing adjustment, (xi)(a) pursuant to a merger of Public Storage Properties IX, Inc. ("PSP9") into the Issuer (the "PSP9 Merger") which was effective March 26, 1996, B. Wayne Hughes, Trustee for B.W. Hughes Living Trust acquired 89,169 Shares of the Issuer in exchange for the surrender of 104,781 shares of PSP9 common stock series A (the terms of the PSP9 Merger are set forth in the Agreement and Plan of Reorganization among the Issuer, PSP9 and PS Business Parks, Inc. dated as of December 13, 1995 and the related Agreement of Merger between the Issuer and PSP9, which were filed with the Issuer's Registration Statement on Form S-4 (File No. 333-00591)), (b) on June 4, 1996, B. Wayne Hughes, Trustee for B.W. Hughes Living Trust transferred 40,000 of these Shares to a third party as a gift and (c) on March 26, 1997, B. Wayne Hughes, Trustee for B.W. Hughes Living Trust transferred 49,169 of these Shares to a third party as a gift, (xii)(a) pursuant to a merger of Public Storage Properties X, Inc. ("PSP10") into the Issuer (the "PSP10 Merger") which was effective September 16, 1996, B. Wayne Hughes, Trustee for B.W. Hughes Living Trust acquired 101,400 Shares of the Issuer in exchange for the surrender of 107,415 shares of PSP10 common stock series A (the terms of the PSP10 Merger are set forth in the Agreement and Plan of Reorganization between PSP10 and the Issuer dated as of June 20, 1996 and the related Agreement of Merger, which were filed with the Issuer's Registration Statement on Form S-4 (File No. 333-08671)) and (b) on March 26, 1997, B. Wayne Hughes, Trustee for B.W. Hughes Living Trust transferred these Shares to a third party as a gift, (xiii) 421 Shares were acquired as follows: (a) pursuant to a merger of Public Storage Properties XII, Inc. ("PSP12") into the Issuer (the PSP12 Merger") which was effective September 16, 1996, B. Wayne Hughes, Trustee for B.W. Hughes Living Trust acquired 91,526 Shares of the Issuer in exchange for the surrender of 424 shares of PSP12 common stock series A, 36,890.6 shares of PSP12 common stock series B and 72,347.6 shares of PSP12 common stock series C (the terms of the PSP12 Merger are set forth in the Agreement and Plan of Reorganization between PSP12 and the Issuer dated as of June 20, 1996 and the related Agreement of Merger, which were filed with the Issuer's Registration Statement on Form S-4 (File No. 333-08791)) and
(b) on March 26, 1997, B. Wayne Hughes, Trustee for B.W. Hughes Living Trust transferred 91,105 of these Shares to a third party as a gift, (xiv) pursuant to the PSP12 Merger, Parker Hughes Trust No. 1 acquired 3,674 Shares of the Issuer in exchange for the surrender of 3,700 shares of PSP12 common stock series A,
(xv)(a) pursuant to a merger of Partners Preferred Yield, Inc. ("PPY") into the Issuer (the "PPY Merger") which was effective December 23, 1996, B. Wayne Hughes, Trustee for B.W. Hughes Living Trust acquired 75,997 Shares of the

Issuer in exchange for the surrender of 84,175 shares of PPY common stock series B, 49,515 shares of PPY common stock series C and 32,607.2 shares of PPY common stock series D (the terms of the PPY Merger are set forth in the Agreement and Plan of Reorganization among PPY, Partners Preferred Yield II, Inc. ("PPY2"), Partners Preferred Yield III, Inc. ("PPY3") and the Issuer dated as of August 15, 1996 and the related Agreement of Merger (collectively, the "PPY, PPY2 and PPY3 Merger Agreement"), which were filed with the Issuer's Registration Statement on Form S-4 (File No. 333-14161)) and (b) on March 26, 1997, B. Wayne Hughes, Trustee for B.W. Hughes Living Trust transferred these Shares to a third party as a gift, (xvi)(a) pursuant to a merger of PPY2 into the Issuer (the "PPY2 Merger") which was effective December 23, 1996, B. Wayne Hughes, Trustee for B.W. Hughes Living Trust acquired 80,155 Shares of the Issuer in exchange for the surrender of 84,175 shares of PPY2 common stock series B, 49,515 shares of PPY2 common stock series C and 32,607.2 shares of PPY2 common stock series D (the terms of the PPY2 Merger are set forth in the PPY, PPY2 and PPY3 Merger Agreement) and (b) on March 26, 1997, B. Wayne Hughes, Trustee for B.W. Hughes Living Trust transferred these Shares to a third party as a gift, (xvii)(a) pursuant to a merger of PPY3 into the Issuer (the "PPY3 Merger") which was effective December 23, 1996, B. Wayne Hughes, Trustee for B.W. Hughes Living Trust acquired 34,805 Shares of the Issuer in exchange for the surrender of 3,037 shares of PPY3 common stock series A, 33,742 shares of PPY3 common stock series B, 19,848 shares of PPY3 common stock series C and 13,070.8 shares of PPY3 common stock series D (the terms of the PPY3 Merger are set forth in the PPY, PPY2 and PPY3 Merger Agreement) and (b) on March 26, 1997, B. Wayne Hughes, Trustee for B.W. Hughes Living Trust transferred these Shares to a third party as a gift, (xviii) pursuant to a merger of Public Storage Properties XIV, Inc. ("PSP14") into the Issuer (the "PSP14 Merger") which was effective April 11, 1997, B. Wayne Hughes, Trustee for B.W. Hughes Living Trust acquired 390 Shares of the Issuer in exchange for the surrender of 535 shares of PSP14 common stock series A (the terms of the PSP14 Merger are set forth in the Agreement and Plan of Reorganization among PSP14, Public Storage Properties XV, Inc. ("PSP15") and the Issuer dated as of December 5, 1996 and the related Agreement of Merger (collectively, the "PSP14 and PSP15 Merger Agreement"), which were filed with the Issuer's Registration Statement on Form S-4 (File No.333-22665)), (xix) pursuant to the PSP14 Merger, Mr. Hughes' former wife acquired 219 Shares of the Issuer in exchange for the surrender of 300 shares of PSP14 common stock series A (such shares no longer deemed to be beneficially owned by Mr. Hughes), (xx) pursuant to the PSP14 Merger, Parker Hughes Trust No. 1 acquired 9,550 Shares of the Issuer in exchange for the surrender of 13,100 shares of PSP14 common stock series A (such shares subsequently transferred to custodial accounts for the benefit of children of Mr. Hughes, Jr. and Ms. Hughes and no longer deemed to be beneficially owned by Mr. Hughes), (xx) pursuant to a merger of PSP15 into the Issuer (the "PSP15 Merger") which was effective April 11, 1997, B. Wayne Hughes, Trustee for B.W. Hughes Living Trust acquired 401 Shares of the Issuer in exchange for the surrender of 535 shares of PSP15 common stock series A (the terms of the PSP15 Merger are set forth in the PSP14 and PSP15 Merger Agreement), (xxi) pursuant to a merger of Public Storage Properties XVI, Inc. ("PSP16") into the Issuer (the "PSP16 Merger") which was effective June 24, 1997, B. Wayne Hughes, Trustee for B.W. Hughes Living Trust acquired 80,662 Shares of the Issuer in exchange for the surrender of 748 shares of PSP16 common stock series A and 184,160.4 shares of PSP16 common stock series C (the terms of the PSP16 Merger are set forth in the Agreement and Plan of Reorganization among PSP16, Public Storage Properties XVII, Inc. ("PSP17"), Public Storage Properties XVIII, Inc. ("PSP18"), Public Storage Properties XIX, Inc. ("PSP19") and the Issuer dated as of April 9, 1997 and the related Agreement of Merger (collectively, the "PSP16, PSP17, PSP18 and PSP19 Merger Agreement"), which were filed with the Issuer's Registration Statement on Form S-4 (File No. 333-26959)), (xxii) pursuant to a merger of PSP17 into the Issuer (the "PSP17 Merger") which was effective June 24, 1997, B. Wayne Hughes, Trustee for B.W. Hughes Living Trust acquired 522 Shares of the Issuer in exchange for the surrender of 748 shares of PSP17 common stock series A (the terms of the PSP17 Merger are set forth in the PSP16, PSP17, PSP18 and PSP19 Merger Agreement), (xxiii) pursuant to a merger of PSP19 into the Issuer (the "PSP19 Merger") which was effective June 24, 1997, B. Wayne Hughes, Trustee for B.W. Hughes Living Trust acquired 396 Shares of the Issuer in exchange for the surrender of 651 shares of PSP19 common stock series A (the terms of the PSP19 Merger are set forth in the PSP16, PSP17, PSP18 and PSP19 Merger Agreement), (xxiv) pursuant to the PSP19 Merger, Parker Hughes Trust No. 1 acquired 670 Shares of the Issuer in exchange for the surrender of 1,100 shares of PSP19 common stock series A (such shares subsequently transferred to custodial accounts for the benefit of children of Mr. Hughes, Jr. and Ms. Hughes and no longer deemed to be beneficially owned by Mr. Hughes), (xxv) pursuant to mergers of two corporations wholly owned by B. Wayne Hughes, Trustee for B.W. Hughes Living Trust into a wholly-owned subsidiary of Issuer which was effective on March 31, 1998, B. Wayne Hughes, Trustee for B.W. Hughes Living Trust acquired a total of 853,700 Shares of the Issuer in exchange for the surrender of shares of said two corporations, (xxvi) pursuant to a merger of Public Storage Properties XX, Inc. ("PSP20") into the Issuer (the "PSP20 Merger") which was effective May 8, 1998,
B. Wayne Hughes, Trustee for B.W. Hughes Living Trust acquired 25,009 Shares of the Issuer in exchange for the surrender of shares of PSP20 capital stock and (xxvii) pursuant to the Agreement and Plan of Reorganization (the "PSIC Reorganization") by and among Issuer, Mr. Hughes, Mr. Hughes, Jr., Ms. Hughes and PSIC, dated as of March 15, 2001, B. Wayne Hughes, Trustee for B.W. Hughes Living Trust acquired 653,653 Shares of the Issuer in exchange for the surrender of shares of PSIC capital stock on December 31, 2001.

As of November 1, 2002, Mr. Hughes, Jr. and Ms. Hughes owned jointly a total of 11,348 Shares. These Shares were acquired as follows: (i) 950 Shares were acquired for an approximate aggregate purchase price (including commissions) of $9,921, which funds were obtained from Mr. Hughes, Jr.'s and Ms. Hughes' personal funds (ii) pursuant to the PSP17 Merger, Mr. Hughes, Jr. and Ms. Hughes acquired jointly 398 Shares of the Issuer in exchange for the surrender of 570 shares of PSP17 common stock series A and (iii) 10,000 Shares were acquired for an aggregate purchase price (including commissions) of $225,000 with personal funds of Mr. Hughes, Jr. and Ms. Hughes on December 9, 1999.

As of November 1, 2002, Mr. Hughes, Jr. owned (or was deemed to own) a total of 4,382,665 Shares (exclusive of Shares owned jointly by Mr. Hughes, Jr. and Ms. Hughes). These Shares were acquired (or deemed to be acquired) as follows: (i) 219,985 Shares were acquired as follows: (a) 230,244 Shares were acquired for an approximate aggregate purchase price (including commissions) of $2,796,974, which funds were obtained from Mr. Hughes, Jr.'s personal funds and (b) on November 14, 1995, Mr. Hughes, Jr. contributed 10,259 of these Shares to PS Orangeco, Inc. in exchange for one-third of PS Orangeco, Inc.'s voting common stock, (ii) pursuant to the PSP8 Merger, (a) Mr. Hughes, Jr. acquired 179 Shares of the Issuer in exchange for the surrender of 125 shares of PSP8 common stock series A and (b) Mr. Hughes, Jr. as custodian for his daughter acquired 286 Shares of the Issuer in exchange for the surrender of 200 shares of PSP8 common stock series A, (iii) 1,472 Shares were acquired upon conversion of 875 shares of the Issuer's 8.25% Convertible Preferred Stock and the 875 shares of Convertible Preferred Stock were acquired for an approximate aggregate purchase price (including commissions) of $24,588, which funds were obtained from Mr. Hughes, Jr.'s personal funds, (iv) 103,392 Shares were acquired as follows: (a) in April 1994, Mr. Hughes, Jr. acquired a total of 526,300 Shares for an approximate aggregate purchase price (including commissions) of $7,383,989, of which funds $4,750,000 was borrowed under Mr. Hughes, Jr.'s credit agreement with Wells Fargo Bank which is referenced under Item 7, Exhibit 2 (the "Wells Fargo Note") and $2,633,989 was advanced by Old PSI (the "Old PSI Note"), and the Old PSI Note bore interest at Wells Fargo Bank's prime rate plus 0.50%, (b) the Wells Fargo Note was subsequently paid off in full, of which $2,038,000 was paid with funds advanced to Mr. Hughes, Jr. by Mr. Hughes (the "B. Wayne Hughes Note"), $1,484,000 was paid with funds advanced to Mr. Hughes, Jr. by Ms. Hughes (the "Tamara Hughes Note") and the balance was paid with Mr. Hughes, Jr.'s funds, (c) on February 1, 1995, Mr. Hughes, Jr. sold 279,991 of these Shares to Ms. Hughes in a privately negotiated transaction for an aggregate price of $3,992,671 consisting of the cancellation of the Tamara Hughes Note and the assumption by Ms. Hughes of $2,508,671 of the Old PSI Note and (d) on February 28, 1995, Mr. Hughes, Jr. sold 142,917 of these Shares to Mr. Hughes in a privately negotiated transaction for an aggregate price of $2,038,000 consisting of the cancellation of the B. Wayne Hughes Note, (v) pursuant to the PSMI Merger, Mr. Hughes, Jr. was issued 144,254 Shares on November 16, 1995, which Shares were subject to certain post-closing adjustments, (vi) as post-closing adjustments to the Shares issued pursuant to the PSMI Merger, Mr. Hughes, Jr. was issued 455,746 Shares on January 22, 1996 in respect of Shares that were owned by PSMI at the effective time of the PSMI Merger and cancelled in the PSMI Merger and reissued as a post-closing adjustment, offset by a reduction in the total number of Shares issuable in the PSMI Merger resulting from a further post-closing adjustment, (vii) pursuant to the PSP12 Merger, (a) Mr. Hughes, Jr. acquired 20,851 Shares of the Issuer in exchange for the surrender of 6,522 shares of PSP12 common stock series B and 18,480 shares of PSP12 common stock series C, (b) Mr. Hughes, Jr. as custodian for his daughter acquired 2,085 Shares of the Issuer in exchange for the surrender of 2,100 shares of PSP12 common stock series A, and (c) Mr. Hughes, Jr.'s wife as custodian for their daughter acquired 1,887 Shares of the Issuer in exchange for the surrender of 1,900 shares of PSP12 common stock series A, (viii) pursuant to the PPY3 Merger, Mr. Hughes, Jr. as custodian for his daughter acquired 386 Shares of the Issuer in exchange for the surrender of 500 shares of PPY3 common stock series A, (ix) pursuant to the PSP14 Merger, Mr. Hughes, Jr. acquired 6,269 Shares of the Issuer in exchange for the surrender of 1,000 shares of PSP14 common stock series A, 2,572 shares of PSP14 common stock series B and 7,287 shares of PSP14 common stock series C, (x) pursuant to the PSP15 Merger, Mr. Hughes, Jr. acquired 28,027 shares of the Issuer in exchange for the surrender of 16,393 shares of PSP15 common stock series B and 46,448 shares of PSP15 common stock series C, (xi) pursuant to the PSP16 Merger, (a) Mr. Hughes, Jr. acquired 13,852 Shares of the Issuer in exchange for the surrender of 8,307 shares of PSP16 common stock series B and 23,536 shares of PSP16 common stock series C and (b) Mr. Hughes, Jr.'s wife as custodian for their daughter acquired 775 Shares of the Issuer in exchange for the surrender of 1,050 shares of PSP16 common stock series A, (xii) pursuant to the PSP17 Merger, (a) Mr. Hughes, Jr. acquired 7,218 Shares of the Issuer in exchange for the surrender of 160 shares of PSP17 common stock series A, 4,917 shares of PSP17 common stock series B and 13,932 shares of PSP17 common stock series C and (b) Mr. Hughes, Jr.'s wife as custodian for their daughter acquired 91 Shares of the Issuer in exchange for the surrender of 130 shares of PSP17 common stock series A, (xiii) pursuant to the PSP20 Merger which was effective May 8, 1998, 19 Shares were received by a custodial account for the benefit of Mr. Hughes, Jr.'s wife in exchange for shares of PSP20, (xiv) a total of 35,781 Shares were transferred from Parker Hughes Trust Nos. 1 and 2 effective December 31, 1998 to custodial accounts for the benefit of Mr. Hughes, Jr.'s children, (xv) a total of 4,280 Shares were acquired with Mr. Hughes, Jr.'s personal funds in December 1999 for an aggregate approximate purchase price (including commissions) of $100,000 by custodial accounts for the benefit of Mr. Hughes, Jr.'s children, (xvi) Mr. Hughes, Jr. acquired 112,302 Shares of the Issuer in exchange for the surrender of shares of PSIC capital stock on December 31, 2001 and (xvii) Mr. Hughes, Jr. was deemed to acquire 3,204,758 Shares 60 days prior to the scheduled conversion of 3,204,758 shares of Class B Common Stock into 3,204,758 Shares on January 1, 2003.

As of November 1, 2002, Ms. Hughes owned (or was deemed to own) a total of 21,229,502 Shares (exclusive of Shares owned jointly by Ms. Hughes and Mr. Hughes, Jr.) These Shares were acquired (or deemed to be acquired) as follows:
(i) 278,601 Shares were acquired as follows: (a) 288,860 Shares were acquired for an approximate aggregate purchase price (including commissions) of $2,628,763, which funds were obtained from Ms. Hughes' personal funds and (b) on November 14, 1995, Tamara Hughes Gustavson contributed 10,259 of these Shares to PS Orangeco, Inc. in exchange for one-third of PS Orangeco, Inc.'s voting common stock, (ii) 5,050 Shares were acquired upon conversion of 3,000 shares of Convertible Preferred Stock and the 3,000 shares of Convertible Preferred Stock were acquired for an approximate aggregate purchase price (including commissions) of $82,740, which funds were obtained from Ms. Hughes' personal funds, (iii) 279,991 Shares were acquired by Ms. Hughes from Mr. Hughes, Jr. on February 1, 1995 in a privately negotiated transaction for an aggregate price of $3,992,671 consisting of the cancellation of the Tamara Hughes Note and the assumption by Tamara Hughes Gustavson of $2,508,671 of the Old PSI Note, and on November 14, 1995, Ms. Hughes sold these 279,991 Shares to PSMI for an aggregate price of $4,969,840, a portion of which was used to pay off Ms. Hughes' portion of the Old PSI Note, (iv) pursuant to the PSMI Merger, Ms. Hughes was issued 13,667,026 Shares on November 16, 1995, which Shares were subject to certain post-closing adjustments, (v) as post-closing adjustments to the Shares issued pursuant to the PSMI Merger, Ms. Hughes was issued 2,661,088 Shares on January 22, 1996 in respect of Shares that were owned by PSMI at the effective time of the PSMI Merger and cancelled in the PSMI Merger and reissued as a post-closing adjustment, offset by a reduction in the total number of Shares issuable in the PSMI Merger resulting from a further post-closing adjustment, (vi) pursuant to the PSP12 Merger, Ms. Hughes acquired 36,541 Shares of the Issuer in exchange for the surrender of 15,800 shares of PSP12 common stock series A, 6,522 shares of PSP12 common stock series B and 18,480 shares of PSP12 common stock series C,
(vii) pursuant to the PSP14 Merger, Ms. Hughes acquired 5,540 Shares of the Issuer in exchange for the surrender of 2,572 shares of PSP14 common stock series B and 7,287 shares of PSP14 common stock series C, (viii) pursuant to the PSP15 Merger, Ms. Hughes acquired 28,927 shares of the Issuer in exchange for the surrender of 1,200 shares of PSP15 common stock series A, 16,393 shares of PSP15 common stock series B and 46,448 shares of PSP15 common stock series C,
(ix) pursuant to the PSP16 Merger, Ms. Hughes acquired 13,852 Shares of the Issuer in exchange for the surrender of 8,307 shares of PSP16 common stock series B and 23,536 shares of PSP16 common stock series C, (x) pursuant to the PSP17 Merger, Ms. Hughes acquired 8,851 Shares of the Issuer in exchange for the surrender of 2,500 shares of PSP17 common stock series A, 4,917 shares of PSP17 common stock series B and 13,932 shares of PSP17 common stock series C, (xi) a total of 35,780 shares were transferred from Parker Hughes Trusts Nos. 1 and 2 effective December 31, 1998 to custodial accounts for the benefit of Ms. Hughes' children, (xii) 600 Shares were acquired with Ms. Hughes' personal funds on October 26, 2000 for an approximate purchase price (including commissions) of $13,500 by a custodial account for the benefit of Ms. Hughes' child, (xiii) pursuant to the PSIC Reorganization, Ms. Hughes acquired 673,810 Shares of the Issuer in exchange for the surrender of shares of PSIC capital stock on December 31, 2001, and (xiv) Ms. Hughes was deemed to acquire 3,795,242 Shares 60 days prior to the scheduled conversion of 3,795,242 shares of Class B Common Stock onto 3,795,242 Shares on January 1, 2003.

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

Item 4.  Purpose of Transaction

The purpose of the acquisition of Shares by the Reporting Persons is for investment as part of the general investment portfolio of the Reporting Persons acquiring such Shares.

The Reporting Persons believe that Issuer's shares of common stock represent a good investment. The Reporting Persons intend to review their investments in the Issuer on a continuing basis and may, at any time, consistent with the Reporting Persons' obligations under the federal securities laws, determine to increase or decrease their ownership of Shares through purchases or sales of Shares in the open market or in privately negotiated transactions. Such determination will depend on various factors, including the Issuer's business prospects, other developments concerning the Issuer, general economic conditions, money and stock market conditions, and any other facts and circumstances which may become known to the Reporting Persons regarding their investments in the Issuer.

By virtue of the purchase of the Shares, the Reporting Persons have no plans or proposals which relate to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer; (ii) a sale or transfer of a material amount of assets of the Issuer;
(iii) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or fill any position, vacancies on the boards; (iv) any material change in the present capitalization or dividend policy of the Issuer; (v) any other material change in the Issuer's business or corporate structure; (vi) changes in the Issuer's articles of incorporation or bylaws or other actions which may impede the acquisition or control of the Issuer by any person; (vii) any class of securities of the Issuer to be delisted from the national securities exchange or cease to be quoted in an inter-dealer quotation system of a registered national securities association; (viii) a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(d)(4) of the Securities Exchange Act of 1934; or (ix) any action similar to any of those described above.

Mr. Hughes is Chairman of the Board and Chief Executive Officer of the Issuer and Mr. Hughes, Jr. is an officer and director of Issuer, and, in their capacity as such, they may, from time to time, propose to Issuer's board of directors a wide variety of types of transactions, including transactions similar to those described above.

Item 5.  Interest in Securities of the Issuer

As of November 1, 2002, each Reporting Person owned (or was deemed to own) the aggregate number of Shares set forth below opposite his or her name. Such Shares constitute approximately 37.18% in the aggregate of the approximate total number of Shares outstanding on November 1, 2002 (including Shares issuable upon conversion of the Class B Common Stock on January 1, 2003).

                                                               Approximate % of
    Reporting Person                  No. of Shares           Shares Outstanding
--------------------------         ------------------         ------------------
B. Wayne Hughes                     20,646,824  (F)                 16.59%
B. Wayne Hughes, Jr. and
   Tamara Hughes Gustavson              11,348  (F2)                 0.00%
B. Wayne Hughes, Jr.                 4,382,665  (F3)                 3.52%
Tamara Hughes Gustavson             21,229,502  (F4)                17.07%
                                    ----------                      -----
     Total                          46,270,339                      37.18%

(F1) Includes Shares held of record by the B.W. Hughes Living Trust as to which Mr. Hughes has voting and dispositive power, Shares held by a custodian of an individual retirement account for Mr. Hughes as to which he has investment and dispositive power and Shares held in Issuer's 401(k) Plan as of December 31, 2001. Does not include a total of 915, 314 Shares owned by Public Storage Properties IV, Ltd. and Public Storage Properties V, Ltd. Issuer and Mr. Hughes are general partners of each of these limited partnerships. Issuer has voting and investment power with respect to the Shares owned by these limited partnerships.

(F2) Shares held of record jointly by Mr. Hughes, Jr. and Ms. Hughes as to which they have joint voting and dispositive power.

(F3) Includes Shares held by custodians of individual retirement accounts for Mr. Hughes, Jr. and his wife as to which each has investment and dispositive power, Shares held by Mr. Hughes, Jr. and his wife as custodians for their children as to which they have voting and dispositive power and Shares held in Issuer's 401(k) Plan as of December 31, 2001. Excludes 11,348 Shares held of record jointly by Mr. Hughes, Jr. and Ms. Hughes. Includes 3,204,758 Shares issuable upon the scheduled conversion of Class B Common Stock on January 1, 2003.

(F4) Includes Shares held by a custodian of an individual retirement account for Ms. Hughes as to which she has investment and dispositive power, Shares held by Ms. Hughes' husband as to which he has investment and dispositive power, Shares held by Ms. Hughes and her husband as custodians for their children, as to which they have voting and dispositive power and Shares held in Issuer's 401(k) Plan as of December 31, 2001. Excludes 11,348 Shares held of record jointly by Ms. Hughes and Mr. Hughes, Jr. Includes 3,795,242 Shares issuable upon the scheduled conversion of Class B Common Stock on January 1, 2003.

During the 60-day period ending November 1, 2002, the Reporting Persons purchased or sold the number of Shares in the transactions, on the transaction dates and at the prices per Share (not including commissions) set forth below opposite his, her or its name.


                          Transaction   No. of Shares     Type of      Price Per
   Reporting Person          Date          Bought       Transaction      Share
-----------------------   -----------   -------------   -----------    ---------
B. Wayne Hughes               N/A                 0         N/A           N/A
B. Wayne Hughes, Jr.       11/01/02       3,204,758         (F1)          (F1)
Tamara Hughes Gustavson    11/01/02       3,795,242         (F2)          (F2)

(F1) Mr. Hughes, Jr. was deemed to acquire Shares 60 days prior to the scheduled conversion of shares of Class B Common Stock on January 1, 2003.

(F2) Ms. Hughes was deemed to acquire Shares 60 days prior to the scheduled conversion of shares of Class B Common Stock on January 1, 2003.

To the best of the Reporting Persons' knowledge, except as disclosed herein, none of the Reporting Persons named in Item 2 has any beneficial ownership of any Shares as of November 1, 2002, or has engaged in any transaction in any Shares during the 60-day period ending November 1, 2002.

Except as disclosed herein, no other person is known to the Reporting Persons to have the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

In connection with the PSMI Merger, in order to assist the Issuer in preserving its status as a "real estate investment trust" under the Internal Revenue Code of 1986, B. Wayne Hughes, Tamara Hughes Gustavson, B. Wayne Hughes, Jr. and Parker Hughes Trust No. 2 (collectively, the "Shareholders") entered into a Shareholders' Agreement with the Issuer dated as of November 16, 1995 (the "Shareholders Agreement") restricting the Shareholders' acquisition of additional shares of capital stock of the Issuer and providing that, if at any time, for any reason, more than 50% in value of the Issuer's outstanding capital stock otherwise would be considered owned by five or fewer individuals, a number of Shares owned by B. Wayne Hughes necessary to prevent such violation will automatically and irrevocably be transferred to a designated charitable beneficiary. The Shareholders Agreement is referenced under Item 7, Exhibit 5 and is incorporated herein by this reference.

Except as disclosed herein, to the best knowledge of the Reporting Persons, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over securities of the Issuer.

Item 7.  Material to be Filed as Exhibits

Exhibit 1 - Amended Joint Filing Agreement was previously filed.

Exhibit 2 - Credit Agreement between B. Wayne Hughes, Jr. and Wells Fargo Bank dated as of April 11, 1994 was previously filed.

Exhibit 3 - Agreement and Plan of Reorganization dated as of June 30, 1995 by and among the Issuer, Old PSI and PSMI. Filed as Appendix A to the Issuer's definitive Proxy Statement dated October 11, 1995 (filed October 13, 1995) and incorporated herein by reference.

Exhibit 4 - Amendment to Agreement and Plan of Reorganization dated as of November 13, 1995 by and among the Issuer, Old PSI and PSMI was previously filed.

Exhibit 5 - Shareholders' Agreement dated as of November 16, 1995 by and among the Issuer, B. Wayne Hughes, Tamara L. Hughes, B. Wayne Hughes, Jr. and Parker Hughes Trust No. 2 was previously filed.

                                   SIGNATURES


Each person whose signature appears below hereby authorizes B. Wayne Hughes and David Goldberg, and each of them, as attorney- in-fact, to sign on its or his behalf any amendment to this Amendment No. 24 to Statement on Schedule 13D, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission.

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Amendment No. 24 to Statement on Schedule 13D is true, complete and correct.

Dated: November 1, 2002


/s/ B. WAYNE HUGHES
-------------------
B. Wayne Hughes

/s/ B. WAYNE HUGHES, JR.
------------------------
B. Wayne Hughes, Jr.

/s/ TAMARA HUGHES GUSTAVSON
---------------------------
Tamara Hughes Gustavson

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